News Release

2005 First Quarter Results/Drilling Commences at Kupol

Vancouver, May 16, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or the “Company”) reports the results from its operations for the first quarter ended March 31, 2005. All dollar figures are in United States dollars unless otherwise indicated.

Financial Results

The Company reported a net loss of $14.8 million, or $0.037 per share, for the first quarter of 2005. The loss for the quarter was due mainly to a write down of the carrying value of the Company’s net smelter royalty interest in the Lo Increible property in Venezuela (see press release dated September 13, 2000) and $4.2 million of Refugio mine start-up costs, which were expensed prior to the scheduled recommencement of mine operations in the second quarter of 2005. Excluding the write down of the net smelter royalty interest and the Refugio mine start up costs would reduce the net loss to $7.5 million, or $0.019 cents per share.

Gold Revenue

Gold revenue in the first quarter of 2005 increased by 9%, over the first quarter of last year, to $21.5 million on sales of 51,792 ounces at an average realized price of $415 per ounce. The Julietta Mine accounted for $5.5 million from the sale of 14,084 ounces of gold at an average price of $392 per ounce, while approximately $16.0 million was contributed by the Petrex Mines from 37,708 ounces of gold sold at an average price of $423 per ounce. Gold revenue during the first quarter of 2004 totaled $19.7 million on sales of 49,989 ounces at an average realized price of $393 per ounce.

Operations

Bema’s consolidated gold production in the first quarter of 2005 increased by 5% to 55,343 ounces with an operating cash cost of $346(1)(2)(3) and total cash cost of $361 per ounce(1)(2)(3). For the same period of 2004, Bema produced 52,497 ounces of gold with an operating cash cost of $307(3)(4) and total cash cost of $322 per ounce(3)(4). Operating costs remain high mainly as a result of the strength of the South African rand verses the US dollar and lower grade ore being processed at the Julietta mine during the first quarter of 2005. (for details see “Petrex Mines” and “Julietta Mine“ sections).

(1) In the first quarter of 2005, consolidated production cash costs are adjusted to reflect a cash gain of $59 per ounce gold     from the exercise of South African rand denominated gold put options. At Petrex, cash gain from the puts was $82 per ounce     gold.

(2) Julietta costs are net of silver by-product credit.
(3) Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct  mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance  with this Standard, include operating cash costs, royalties and production taxes.

(4) Adjusted for rand denominated put option gains from first quarter of 2004.

Liquidity and Capital Resources

The Company ended the quarter with $40.3 million in cash and cash equivalents, compared to $87.1 million at the end of 2004. Working capital at the quarter end was $45.6 million compared to working capital of $85.6 million at the end of December 2004. The decrease in working capital is mainly due to supply purchases and transportation costs for Kupol development totaling $24.6 million in the quarter. Also contributing to the decrease was $9.2 million in capitalized Refugio construction costs, as well as $4.2 million in Refugio start-up costs that were expensed.

Subsequent to the quarter end, Bema increased the Kupol bridge loan facility with Bayerische Hypo- und Vereinsbank AG ("HVB") from $60 million to $100 million. As of March 31, 2005, $50 million of this facility had been utilized.

Julietta Mine, Russia (Bema 79%)

During the quarter, Julietta processed 40,307 tonnes of ore at an average grade of 14.67 grams per tonne, producing 16,300 ounces of gold at an operating cash cost of $270 per ounce and a total cash cost of $323 per ounce. Julietta had a mine operating loss of $1.6 million for the period, but generated cash from operations of approximately $700,000. The high operating costs during the quarter were a result of lower than budgeted gold and silver grades being processed, higher fuel charges and mine equipment availability being low, causing delays in backfilling and subsequently stope availability.

Higher grade ore is being mined in the second quarter and in order to improve productivity and equipment availability, additional supervision has been added to the underground and maintenance departments. Furthermore, additional underground equipment ordered in the fourth quarter of 2004 has been received and is now operating. As a result, Julietta has exceeded budget thus far in the second quarter.

For the same period last year, Julietta milled 37,171 tonnes of ore at an average grade of 19.5 grams per tonne gold, producing 20,314 ounces of gold at an operating cash cost of $184 per ounce and a total cash cost of $224 per ounce.

Exploration continues at Julietta where a total of approximately 24,000 metres in 179 surface and underground holes have been completed thus far, this year. Significant near surface results in V-5 vein has resulted in some adjustment in the mine plan to mine near surface material. Drill results from a 75 metre long zone in the V-5 vein contained up to 48.3 grams per tonne (g/t) gold and 245 g/t silver over 5.95 metres (hole 1141), 40.3 g/t gold and 568 g/t silver over 3.85 metres (hole 1172), and 32.5 g/t gold and 547.3 g/t silver over 4.6 metres (hole 1176). At 60 meters below surface in the same zone, hole 1149 contained 56.4 g/t gold and 103 g/t silver over 4.4 metres. Julietta’s mining department is currently reviewing these results to evaluate scheduling of production from this zone.

Petrex Mines, South Africa (Bema 100%)

Petrex produced 39,043 ounces of gold during the quarter at a total cash cost of $379 per ounce(1) from 508,170 tonnes of ore milled at an average grade of 2.39 grams per tonne. Petrex reported a mine operating loss of $3.1 million which was off-set by a gain of $3.2 million from the exercise of rand denominated put options during the period. Total ounces produced were on budget during the quarter, however, operating costs were 10% over budget as the Petrex mines processed more tonnes of lower grade surface ore than planned to supplement shortfalls of higher grade ore from underground operations. Another factor contributing to the higher operating costs compared to budget was that the average exchange rate of 5.97 rand to the dollar for the first quarter of 2005 which was approximately 4% stronger than the Company’s budget assumption of 6.2 rand to the dollar.

During the quarter, the principal underground mining contractor was replaced, which affected underground production to some degree. Final changes to the management and operation of all of the shafts were implemented by the end of March.

Bema has entered into discussions with a number of South African companies regarding possible joint ventures or business combinations in an attempt to create a more favorable economic production scenario at Petrex.

During the first quarter of 2004, Petrex produced 32,183 ounces of gold at a total cash cost of $384 per ounce(2) from 466,435 tonnes of ore milled at an average grade of 2.3 grams per tonne.

(1)	Total cash costs per ounces are adjusted to reflect a cash gain of $82 per ounce gold from the exercise of South African rand denominated gold put options in the first quarter of 2005.

(2)	Total cash costs per ounces are adjusted to reflect a cash gain of $40 per ounce gold from the exercise of South African rand denominated gold put options in the first quarter of 2004.

Refugio Mine, Chile (Bema 50%)

The Refugio mine is in the early stages of commissioning and is expected to reach full production by the third quarter. Bema’s share of estimated production for the remainder of the year is projected at approximately 50,000 ounces of gold. Total cash operating costs are projected at $298 per ounce in 2005, slightly higher than the life of mine projections of $250 per ounce, due to the ramp up period.* The total capital cost of the expansion was reviewed in late March and now stands at $100 million plus a $34 million lease for the new mining fleet (Bema’s share is 50%). The mine plan at Refugio is being updated and is expected to be completed by mid year.

* These projections have been estimated by Bema

Kupol Deposit, Russia (Bema 75%)

Bema is pleased to announce that exploration drilling has commenced at the Kupol project using two drill rigs. The first rig is focused on condemnation drilling, while the second has started exploration drilling in the North zone. The remaining four drills will commence when sufficient water flow has started in the creeks, which is expected before the end of May. The 2005 program will consist of 45,000 metres of drilling, with the main focus being the follow up of discoveries made late in the 2004 program, specifically deep drilling in the North zone and the offset vein target in the South zone (for details please refer to press release dated September 23, 2004). The deposit remains open to the north and south and numerous other parallel structures remain largely unexplored.

The feasibility study for Kupol is progressing on schedule and is expected to be completed by the end of May 2005. The 2005 development program has commenced consisting of road construction and site earth works. Development activities in the quarter included the completion of an explosive storage area, site roads and commencement of road construction to the airstrip.

Cerro Casale, Chile (Bema 24%)

In September 2004, Placer Dome issued a certificate (Certificate B) under the Shareholders' Agreement indicating that it has commenced, or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders' Agreement. Subject to the terms of the Shareholders' Agreement, Placer Dome has until the end of 2005 to arrange such financing. Placer Dome is currently updating the feasibility study for Cerro Casale and is advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financeable under the terms of the Shareholders’Agreement, Placer Dome is required to relinquish its interest in Cerro Casale. The Cerro Casale project is located in Chile and is a joint venture between Placer Dome (51%), Bema (24%) and Arizona Star Resource Corp. (25%).

Bid for Arizona Star

Subsequent to the end of the first quarter, Bema decided not to proceed with a proposed offer to purchase shares of Arizona Star Resource Corp., previously announced on December 20, 2004. In addition, the Company has elected not to renew its management contract with Arizona Star and Roger Richer, Bema’s last representative on the Arizona Star Board of Directors, has resigned. Bema reached these decisions due to current market conditions and the Company’s desire to focus on its priority growth projects, the Kupol project and the Refugio mine.

Gold Forward and Option Contracts

The Company reduced the number of outstanding gold forward and contingent forward contracts by 21,750 ounces during the first quarter of 2005. The Company intends to deliver into all of the outstanding Julietta forward contracts on the designated maturity dates out to 2006.

	2005	2006	2007	2008-2012

Gold
Forward contracts (ounces)	30,050	43,350	–	–
Average price per ounce	$350	$319	$–	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)	19,686	23,790	21,342	38,646
$390 to $422 strike price (ounces)	39,000	68,000	68,000	38,500

Rand (“ZAR”) denominated –
Put options purchased (ounces)	68,403	–	–	–
Average price per ounce (ZAR)	3,100	–	–	–
Average price per ounce (U.S.) *	$497	$–	$–	$–

Call options sold (ounces)	51,000	57,750	59,000	35,250
Average price per ounce	$466	$462	$462	$465

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	–	–	–
$350 strike price (ounces)	26,250	36,000	36,000	132,000

Silver
Forward contracts (ounces)	200,000	–	–	–
Average price per ounce	$6.27	$–	$–	$–

Put options purchased (ounces)	450,000	600,000	–	–
Average price per ounce	$6.34	$6.34	$–	$–

Call options sold (ounces)	450,000	600,000	–	–
Average price per ounce	$7.65	$7.65	$–	$–

* Based on 6.2342 rand to one U.S. dollar, being the closing rate at March 31, 2005.

The mark-to-market value of the Company’s off balance sheet gold hedge contracts as at March 31, 2005 was approximately negative $2.3 million.

Mineral Reserve and Resource Statement

Reserves - Proven and Probable Reserves Attributable to Bema as of December 31, 2004
Project (Ownership)	Mine Type	Cut-Off Grade g/t	Gold Price	Classification	Tonnes	Grade			Contained Oz/Lbs
						Gold g/t	Silver g/t	Copper %	Gold Oz	Silver Oz	Copper Lbs
Julietta Mine (79%)[2,7,8]	UG UG UG	8 g/t Au 8 g/t Au 8 g/t Au	$375 $375 $375	Proven Probable TOTAL P&P	67,038 397,851 464,889	26.83 21.38 22.16	449.83 255.16 283.23		57,835 273,413 331,248	969,530 3,263,819 4,233,349
Petrex Mines (100%)[1,2]	UG UG UG	2 g/t Au 2 g/t Au 2 g/t Au	$400 $400 $400	Proven Probable TOTAL P&P	2,062,645 3,928,885 5,991,530	4.53 4.36 4.42			300,651 551,242 851,893
Refugio Mine (50%)[1] (Verde and Pancho) including stockpiles	OP OP OP		$350 $350 $350	Proven Probable TOTAL P&P	49,160,000 12,867,000 62,027,000	0.88 0.79 0.86			1,387,500 329,000 1,716,500
Cerro Casale (24%) ($0.95/lb Cu)	OP OP OP		$350 $350 $350	Proven Probable TOTAL P&P	48,063,840 200,351,760 248,415,600	0.72 0.68 0.69		0.25 0.26 0.26	1,112,607 4,380,189 5,492,795		265,081,104 1,148,155,680 1,413,236,784

GRAND TOTALS				Total Proven Reserves Total Probable Reserves					2,858,593	969,530	265,081,104
									5,533,844	3,263,819	1,148,155,680
				Total Proven and Probable Reserves					8,392,437	4,233,349	1,413,236,784

Resources - Measured, Indicated, and Inferred Resources Attributable to Bema as of December 31, 2004
Project (Ownership)	Mine Type	Cut-off Au g/t	Gold Price	Classification	Tonnes	Grade			Contained Oz/Lbs
						Gold g/t	Silver g/t	Copper %	Gold Oz	Silver Oz	Copper Lbs
Julietta Mine (79%)[3,5,7,8]	UG UG	8 g/t Au 8 g/t Au	$375 $375	Indicated Inferred	228,916 218,930	18.07 21.46	182.20 233.38		133,002 151,051	1,345,574 1,642,774
Petrex Mines (100%)[3,4]	UG UG UG UG+OP	2 g/t Au 2 g/t Au 2 g/t Au	$400 $400 $400 $400	Measured Indicated Total M&I Inferred	25,502,394 1,794,775 27,297,169 16,311,045	3.73 4.37 3.78 3.86			3,061,028 252,157 3,313,185 2,025,122
Refugio Mine (50%)[3,5,8] (Verde and Pancho) Within $450 pit shell	OP OP OP OP	0.4 g/t Au 0.4 g/t Au 0.4 g/t Au 0.4 g/t Au		Measured Indicated Total M&I Inferred	15,411,500 12,251,500 27,663,000 8,172,000	0.69 0.66 0.67 0.56			340,000 259,000 599,000 147,000
Kupol (75% option)[6] Undiluted, risk adjusted		6 g/t Au 6 g/t Au		Indicated Inferred	4,802,250 3,067,500	20.30 12.40	257.00 171.40		3,138,000 1,227,750	39,683,250 16,904,250
Cerro Casale (24%)[4] (Inclusive of reserves) within $500 pitshell		0.4 g/t Au 0.4 g/t Au 0.4 g/t Au 0.4 g/t Au		Measured Indicated Total M&I Inferred	48,672,000 218,592,000 267,264,000 41,088,000	0.75 0.70 0.71 0.63		0.25 0.26 0.26 0.33	1,173,600 4,927,200 6,100,800 837,600		268,320,000 1,263,600,000 1,531,920,000 303,600,000
Quebrada Seca (100%)[4]		0.5 g/t Au		Inferred	23,664,000	1.35			1,024,000
Monument Bay (70%)[4]		10 g/t Au		Inferred	503,555	18.53			299,946

GRAND TOTALS				Total Measured Resources Total Indicated Resources					4,574,628		268,320,000
									8,709,359	41,028,824	1,263,600,000
				Total Measured & Indicated Resources Total Inferred Resources					13,283,987	41,028,824	1,531,920,000
									5,712,469	18,547,024	303,600,000

N otes to Mineral Reserve and Resource Statement
-	Mineral reserves and resources are classified according to Canadian Institute of Mining (CIM) Standards of mineral reserves and resources.

-
Qualified Persons for the reserve and/or resource estimates as defined by National Instrument 43-101 were: Brian Scott, P.Geo., Bema’s Chief Geologist – Julietta, Monument Bay; William J. Crowl, R.Geo., Gustavson Associates, LLC – Julietta, Petrex; Wes Hanson, P.Geo., Kinross Gold Corporation – Refugio; Larry B. Smith, R.Geo., C.P.Geo., Amex Mining & Metals Inc. – Cerro Casale; Tom Garagan, P.Geo., Bema’s Vice President, Exploration – Kupol, Quebrada Seca.

-	See Annual Information Form (AIF) dated March 31, 2005 for full details on Reserves and Resources Statement.
1	Proven and probable reserves are subject to mill recovery losses.
2	Proven and probable reserves are reported exclusive of resources.
3	Mineral resources are reported exclusive of reserves.
4	Mineral resources are subject to mining dilution and mill recovery losses.
5	Subject to mine planning, recovery studies and infill drilling to be converted to reserves.
6	Subject to mine planning, metallurgical recovery studies and infill drilling to be converted to reserves.
7	Julietta reserve and resource numbers represent 100%. Bema is entitled to 100% of mine production until the Julietta project loans are fully repaid.
8	Gold equivalent cut-off (Silver included).

Outlook

During the remainder of 2005, Bema expects to achieve several milestones towards its goal of becoming a 1 million ounce per year gold producer. The Refugio mine has commenced early stage commissioning and is scheduled to achieve full production in the third quarter of this year. At Kupol, the 2005 development program and the 2005 exploration program have both commenced. A bankable feasibility study for Kupol is scheduled to be published by the end of May and Bema expects to arrange the financing for the project by the third quarter. Finally, Placer Dome is required to arrange financing for Cerro Casale by the end of the year. With all of these developments scheduled for the next three quarters, Bema remains one of the most active growth oriented companies in the gold mining sector.

Conference Call Details

Bema will host a conference call and webcast to discuss first quarter results on Monday, May 16, 2005 at 2:00 pm PST / 5:00 pm EST. You may access the call by calling the operator at 416-695-6120 or toll free 1-877-888-7019 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275, or within North America call toll free 1-888-509-0081. The webcast can be accessed from Bema’s web site at www.bema.com.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development program and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company’s Form 40-F and is available at the SEDAR website. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	2005	2004

GOLD REVENUE	$21,478	$19,686

EXPENSES
Operating costs	21,703	17,669
Depreciation and depletion	3,890	3,558
Refugio re-start of operations	4,188	199
Julietta warehouse fire loss	294	1,000
Other	677	433
	30,752	22,859
MINE OPERATING LOSS	9,274	3,173

OTHER EXPENSES (INCOME)
General and administrative	2,673	1,887
Interest and financing costs	1,209	1,805
General exploration	269	211
Stock-based compensation	852	628
Foreign exchange losses/(gains)	(161)	1,145
Other	60	(119)
	4,902	5,557

LOSS BEFORE TAXES AND OTHER ITEMS	14,176	8,730

Write-down of net smelter royalty	3,099	-
Write-down of Yarnell mineral property	-	8,527
Realized derivative (gains)	(1,713)	(417)
Unrealized derivative losses/(gains)	1,611	(2,339)
Equity in losses of associated companies	12	44
Investment (gains)	(126)	(384)

LOSS BEFORE INCOME TAXES	17,059	14,161

Future income tax (recovery)	(2,243)	-

LOSS FOR THE PERIOD	$14,816	$14,161

LOSS PER COMMON SHARE - basic and diluted	$0.037	$0.040

Weighted average number of common shares
outstanding (in thousands) - basic	400,501	355,743

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31
(Unaudited)
(in thousands of United States dollars)

	2005	2004

OPERATING ACTIVITIES
Loss for the period	$(14,816)	$(14,161)
Non-cash charges (credits)
Depreciation and depletion	3,890	3,558
Amortization of deferred financing costs	45	465
Equity in losses of associated companies	12	44
Derivative instruments	1,501	(2,513)
Investment (gains)	(126)	(384)
Future income tax (recovery)	(2,243)	-
Stock-based compensation	852	628
Write-down of net smelter royalty	3,099	-
Write-down of Yarnell mineral property	-	8,527
Other	2,096	(1,637)
Change in non-cash working capital	(3,214)	921
	(8,904)	(4,552)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	6	110
Kupol bridge financing	4,000	-
Capital lease repayments	(818)	-
Convertible loan, net of issue costs	-	66,874
Julietta project loan repayment	-	(5,583)
Petrex loan repayment	-	(1,500)
Other	(7)	-
	3,181	59,901

INVESTING ACTIVITIES
Kupol development	(21,693)	(6,273)
Kupol exploration	(2,920)	(3,967)
Refugio construction	(9,158)	(737)
Julietta Mine	(1,269)	(228)
Julietta exploration	(1,515)	(734)
Petrex Mines	(1,421)	(1,718)
Petrex exploration	(362)	(420)
Acquisition, exploration and development	(2,092)	(1,997)
Other	(461)	73
	(40,891)	(16,001)

Effect of exchange rate changes on cash
and cash equivalents	(166)	127

(Decrease)/Increase in cash and cash equivalents	(46,780)	39,475

Cash and cash equivalents, beginning of period	87,111	30,773

Cash and cash equivalents, end of period	$40,331	$70,248

     BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	March 31	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$40,331	$87,111
Accounts receivable	9,908	8,019
Marketable securities, at cost
(Market value - $12.1 million; December 31, 2004 - $13.8 million)	3,554	3,554
Inventories	19,862	16,113
Other	5,967	6,827

	79,622	121,624

Investments	5,581	5,593
Property, plant and equipment	454,507	418,883
Unrealized fair value of derivatives	6,688	13,761
Deferred derivative losses	6,110	6,718
Future income tax assets	5,100	5,100
Other assets	17,239	21,374
	$574,847	$593,053

LIABILITIES
Current
Accounts payable	$29,952	$32,250
Current portion of long-term debt	4,068	3,730
	34,020	35,980

Unrealized fair value of derivatives	43,119	49,299
Long-term debt	134,958	129,937
Future income tax liabilities	24,072	24,321
Asset retirement obligations	17,623	17,418
Other liabilities	1,037	664
Non-controlling interest	2,588	2,587
	257,417	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 400,503,569 common shares (December 31, 2004 -
400,498,902)	555,912	557,365
Value assigned to stock options and share purchase warrants	19,912	19,060
Convertible notes	18,849	18,849
Deficit	(277,243)	(262,427)
	317,430	332,847
	$574,847	$593,053

Approved by the Directors
/s/ Clive T. Johnson	/s/ Robert J. Gayton
Clive T. Johnson	Robert J. Gayton